THE LAW OFFICE OF

RONALD N. VANCE, P.C.

Attorney at Law

1656 REUNION AVENUE

SUITE 250

SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)

TELEPHONE (801) 446-8802

FAX (801) 446-8803

EMAIL: ron@vancelaw.us

August 23, 2011

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Millstream Ventures, Inc. (the “Company”)

Form 10-K for the fiscal year ended March 31, 2011

Filed June 9, 2011, as amended August 2, 2011

File No. 000-53167

Form 80-K

Filed June 10, 2011

File No. 000-53167

Dear Mr. Spirgel:

The Company is filing contemporaneous with this letter a first amendment to its report on Form 8-K originally filed on June 10, 2011, and a second amendment to its annual report on Form 10-K for the year ended March 31, 2011 (the “Amended Report”).  As counsel for the Company I have been authorized to provide you with the following information in response to your letter dated August 12, 2011:

Form 10-K/A for fiscal year ended March 31, 2011

General

1.

In addition to filing an amended Form 10-K for the fiscal year ended March 31, 2011, please also amend the Form 8-K filed on June 10, 2011 to reflect your revised Form 10 disclosure.

RESPONSE:  An amended Form 8-K to the one filed on June 10, 2011, is being filed by the Company contemporaneous with the filing of this amended 10-K to reflect the filings of the amendments to the annual report on Form 10-K on August 2, 2011 and on this date.

Business of GRI, Overview, page 5

2.

We note your response and revised disclosure provided in response to comment five in our letter dated July 8, 2011. Please supplementally provide a copy of the report provided to you by Marston & Marston, Inc. to the staff for our review.

RESPONSE:  A copy of the requested report is being furnished supplementally in paper form and is being sent by Federal Express to Mr. Hooper.

Resource Base and Mine Plan, page 7

3.

We note your response to comment 10 in our letter dated July 8, 2011, specifically, your reference to “SEC cautionary language” included on your website. Please explain the purpose behind the use of such “cautionary language” on your website. In addition, please disclose throughout your filing whether differing estimates of reserves available under your leases are reported, or could be reported, between your website and the periodic reports you will file with the SEC.

Larry Spirgel, Assistant Director

August 23, 2011

RESPONSE:  The Company has added language in this section to clarify that it has no proven reserves as defined in Rule 4-10(a) of Regulation S-X.  It has also added language to clarify that the Resource Audit and Classification report was prepared in accordance with NI 51-101, which differs in its determination of reserve estimates, and to disclose the material differences from U.S. rules. Language has also been added to disclose that there are and may be in the future differing estimates of reserves on the Company’s website and as disclosed in the Company’s SEC reports.

The Company’s website has also been revised to eliminate the prior “SEC cautionary language” and to include a discussion of NI 51-101 procedures and the differences between these and U.S. disclosure requirements.  The new language is included on the website page designated as “Legal Policy.”

Government Regulation, page 9

4.

We note your response and revised disclosure provided in response to comment 13 in our letter dated July 8, 2011. Please provide more specific disclosure as to when you expect to receive the necessary government approvals. In addition, discuss how the delay in receiving your required permits and licenses will affect your likelihood of receiving the necessary $35 million in additional financing required to procure and install equipment, make necessary improvements to the mining site, open the mine and being operations of your plant.

RESPONSE:  In this section the Company has provided more definitive estimates of the expected completion dates of the permitting process.  Although management is unable to quantify the effect of delays in the permitting process on the Company’s ability to raise the necessary $35 million, they believe it would likely delay or reduce the Company’s ability to raise these funds.  Language has been added to express the likelihood of such delays or reduction in ability to raise the funds if the permits are delayed.

If you have any further questions or comments, please feel free to contact my office.  If the staff would prefer paper copies of the amendment redlined to designate specific changes from the original filing, please let me know.

Sincerely,

/s/ Ronald N. Vance

cc:

William C. Gibbs, President